Mail Stop 6010

September 28, 2006

Lora Ho
Vice President and Chief Financial Officer
Taiwan Semiconductor Manufacturing Company Limited
No. 8, Li-Hsin Road 6
Hsinchu Science Park
Hsinchu, Taiwan
Republic of China

 Re: **Taiwan Semiconductor Manufacturing Company Limited**
      Form 20-F for the year ended December 31, 2005
      Filed April 20, 2006
      File No. 001-14700

Dear Ms. Ho:

    We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

                                    Sincerely,

                                    Martin F. James
                                    Senior Assistant Chief Accountant